Filed Pursuant to Rule 424(b)(2)
Registration No. 333-87034
PROSPECTUS
STOCK INVESTMENT PLAN
     The Merck Stock Investment Plan (the “Plan”) of Merck & Co., Inc., a New Jersey corporation (“Merck” or the “Company”), provides participants with a convenient and economical method of purchasing shares of Merck’s common stock, $.01 par value per share (“Common Stock”), and reinvesting cash dividends paid on Common Stock in additional shares of Common Stock. Participation in the Plan is open to any registered holder of Common Stock or to any person who becomes a registered holder of Common Stock by enrolling in the Plan, paying a one-time enrollment fee of $10 and either making an initial investment of at least $350 or authorizing automatic monthly cash investments of at least $50. Beneficial owners of Common Stock whose only shares are registered in names other than their own (e.g., held in street name in a brokerage account) are not eligible until they become stockholders of record either by withdrawing the shares from their brokerage account and registering the shares in their own name or by enrolling in the Plan in the same manner as a non-stockholder.
     Participants in the Plan may elect to have the cash dividends paid on all or a percentage of their shares of Common Stock automatically reinvested in additional shares of Common Stock. Participants may also purchase additional shares of Common Stock by making optional cash investments in accordance with the provisions of the Plan. Holders of Common Stock who choose not to participate in the Plan will continue to receive cash dividends on shares of Common Stock registered in their name, as declared, by check or direct deposit.
     Shares of Common Stock purchased by participants in the Plan may be treasury or new issue Common Stock or, at Merck’s option, Common Stock purchased in the open market or in negotiated transactions. Treasury or new issue Common Stock are purchased from Merck at the market price on the applicable investment date. The price of Common Stock purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased.
     The Plan supersedes the Merck & Co., Inc. Automatic Dividend Reinvestment and Cash Payment Plan in its entirety. A complete description of the Plan begins on page 4 of this Prospectus.
     Shares of Common Stock offered under the Plan to persons who are not currently stockholders of Merck are offered through Wells Fargo Investments, LLC, a registered broker/dealer.
     Please read this Prospectus carefully before investing and retain it for your future reference.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus is January 17, 2007.

AVAILABLE INFORMATION
     Merck is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). The reports, proxy statements and other information filed by Merck with the Commission can be read and copied at the SEC Headquarters, Office of Investor Education and Assistance, 100 F Street NE, Washington, D.C. 20549 or by calling the Commission at 202-551-6551 or 1-800-SEC-0330. Such materials also may be requested through the Commission’s e-mail address of help@sec.gov or accessed through the Commission’s web site located at www.sec.gov. Copies can also be obtained at prescribed rates by writing to the Commission, Office of Investor Education and Assistance, 100 F Street NE, Washington, D.C. 20549.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents filed by Merck with the Commission (File No. 1-3305) pursuant to the Exchange Act are incorporated by reference in this Prospectus: (a) Annual Report on Form 10-K for the fiscal year ended December 31, 2005; and (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.
     Also, all documents filed by Merck with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     Merck will provide, without charge, copies of any document incorporated by reference into this Prospectus, excluding exhibits other than those that are specifically incorporated by reference in this Prospectus. You can obtain a copy of any document incorporated by reference by writing or calling Merck at its principal executive offices as follows:
Merck & Co., Inc.
Corporate Headquarters
One Merck Drive, PO Box 100
Whitehouse Station, NJ
08889-0100 USA
908-423-1000
     Information on Merck’s web site is not part of this Prospectus, and you should not rely on that information in making your investment decision unless that information is also in this Prospectus or has been expressly incorporated by reference into this Prospectus.
MERCK
     Merck & Co., Inc. (“Merck” or the “Company”) is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. The Company sells its products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health care providers such as health maintenance organizations and other institutions. The Company’s professional representatives communicate the effectiveness, safety and value of its products to health care professionals in private practice, group practices and managed care organizations.
     The Company’s products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are Zocor (simvastatin), Merck’s largest-selling atherosclerosis product; Fosamax (alendronate sodium) and Fosamax Plus D (alendronate sodium/cholecalciferol), Merck’s osteoporosis products for treatment and, in the case of Fosamax, prevention of osteoporosis; Cozaar (losartan potassium)/Hyzaar (losartan potassium and hydrochlorothiazide) and Vasotec (enalapril maleate), the Company’s most significant hypertension/heart failure products; Singulair (montelukast sodium), a leukotriene receptor antagonist respiratory product for the treatment of chronic asthma and for the relief of symptoms of allergic rhinitis; Proscar (finasteride), a urology product for the treatment of symptomatic benign prostate enlargement; Primaxin (imipenem and cilastatin sodium) and Cancidas (caspofungin acetate), anti-bacterial/anti-fungal products; Cosopt (dorzolamide hydrochloride and timolol maleate ophthalmic solution) and Trusopt (dorzolamide hydrochloride ophthalmic solution), the largest-selling ophthalmological products; Maxalt (rizatriptan benzoate), an acute migraine product; Propecia (finasteride), a product for the treatment of male pattern hair loss; and vaccines/biologicals, which include Varivax (varicella virus vaccine live [Oka/Merck]), a live virus vaccine for the prevention of chickenpox, M-M-R II (measles, mumps and rubella virus vaccine live), a pediatric vaccine for the prevention of measles, mumps and rubella, Pneumovax (pneumococcal vaccine polyvalent), a vaccine for the prevention of pneumococcal disease, Recombivax HB (hepatitis B vaccine [recombinant]), a vaccine for the prevention of hepatitis B, Gardasil (Quadrivalent Human Papillomavirus (Types 6, 11, 16, 18) Recombinant Vaccine), a vaccine to help prevent cervical cancer, the second leading cause of cancer deaths in women worldwide, Zostavax (Zoster Vaccine Live [Oka/Merck]), a vaccine for prevention of herpes zoster (shingles) in individuals 60 years of age and older, and RotaTeq (rotavirus vaccine, live, oral, pentavalent), a pediatric vaccine to prevent rotavirus gastroenteritis, a leading cause of diarrhea in infants and children, which leads to nearly 500,000 deaths worldwide each year.
     Merck provides a more detailed description of its current business and industry segments, including an overview of the regulatory environment within which it and its subsidiaries operate, in its Annual Report on Form 10-K filed with the Commission and incorporated by reference herein. A copy of Merck’s most recent Annual Report on Form 10-K can be obtained without charge. See “Incorporation of Certain Documents by Reference.”
DIRECT REGISTRATION
     Merck is a participant in the Direct Registration System (DRS). DRS is a method of recording shares of stock in book-entry form. Book-entry means that your shares are registered in your name on the books of the Company without the need for physical certificates and are held separately from any Plan shares you may own. Shares held in book-entry have all the traditional rights and privileges as shares held in certificate form.
     With DRS, shareholders can:
•	Eliminate the risk and cost of storing certificates in a secure place

•	Eliminate the cost associated with replacing lost, stolen, or destroyed certificates

•	Move shares electronically to their broker
     Any future share transactions will be issued to book-entry form rather than physical certificates unless you specify otherwise. You may convert any stock certificate(s) you are currently holding into book-entry form by sending the stock certificate(s) to Wells Fargo Shareowner Services with a request to deposit them to your DRS account. There is no cost to you for this custodial service and by doing so, you will be relieved of the responsibility for loss or theft of your certificate(s). Your certificate(s) should not be endorsed, and we recommend sending your certificate(s) registered insured mail for 3 percent of the current market value.
Electronic Share Movement
     You may choose to have a portion or all of your full book-entry shares delivered directly to your broker by contacting your broker/dealer. When using your broker to facilitate a share movement, provide them with a copy of your DRS account statement.
DESCRIPTION OF THE PLAN
Purposes
     The Plan provides participants with a convenient and economical method of systematically increasing their ownership interest in Merck through purchases of Common Stock and the reinvestment of cash dividends in additional shares of Common Stock.
Commencement
     The Plan has been effective since February 1, 1997.

Features
     The Plan has the following features:
•	Open to Non-Stockholders. Persons who do not currently own shares of Common Stock may become participants in the Plan by paying a one-time enrollment fee and either making an initial investment of at least $350 or authorizing automatic monthly cash investments of at least $50.

•	Automatic Reinvestment of Dividends. Cash dividends paid on all or a specified percentage of shares of Common Stock are automatically reinvested in additional shares of Common Stock.

•	Optional Cash Investments. Participants may make optional cash investments in Common Stock of a minimum of $50 per investment up to an aggregate of $50,000 per year. Optional cash investments may be made by automatic monthly electronic funds transfer or by check drawn on a United States bank at any time as the participant desires. Money orders cannot be accepted.

•	Full Investment of Plan Funds. Funds invested in the Plan are fully invested through the purchase of fractional shares, as well as full shares. Cash dividends on fractional shares are reinvested in additional shares of Common Stock.

•	Automated Requests. Participants may establish automated telephone privileges for their Plan accounts, enabling them to access and/or execute the following Plan transactions by phone. Certain restrictions may require that the request be made in writing.
Account information, including account balance, dividend and reinvestment plan information, last sale information, how to deposit a certificate, how to report a certificate lost, and tax information and duplicate 1099 forms
Transfer information, including transfer instructions, request a stock power, and status of a transfer
Sell a portion or all of their Plan shares (if current market value of shares to be sold is $25,000 or less)
Request a certificate for a portion or all of their full Plan shares, if current market value of shares to be issued is $50,000 or less
Change their address
Request a Stock Investment Plan enrollment form and Prospectus
Speak to a Shareowner Relations Specialist
If you already participate in the Plan and want to receive a form to establish automated privileges for your account, please call the Plan Administrator at 1-800-522-9114.
•	Share Safekeeping. Participants may deposit for safekeeping certificates representing shares of Common Stock held in certificate form, whether or not the shares were issued under the Plan, at no cost to the participants.

•	Account Statements. Account statements detailing each participant’s Plan activities are mailed to each participant on a quarterly basis and following each Plan transaction.

•	Online Access. Shareowner Online at www.shareowneronline.com offers online access to Plan accounts. With the participant’s social security number and account number, convenient features are accessible, including viewing Plan accounts and/or executing the following Plan transactions. Certain restrictions may require that requests be made in writing.
Access dividend and dividend reinvestment details
Obtain stock values
Update address associated with the account
Replace uncashed checks
Change reinvestment options

Authorize, change or terminate automatic monthly withdrawals
Retrieve transfer instructions
Obtain frequently used forms
Sell a portion or all of their Plan shares (if current market value of shares to be sold is $25,000 or less)
Purchase initial shares
Request a Stock Investment Plan enrollment form and Prospectus
Considerations
     You should consider the following prior to participating in the Plan:
•	Brokerage Commissions. Participants pay a brokerage commission for each share of Common Stock purchased or sold for their Plan account in open market transactions (see “Transaction and Plan Service Fees”). Merck expects that generally all Plan purchases and sales will be effected in open market transactions.

•	Service Fees. Participants also pay a service fee as described herein for certain Plan transactions, including dividend reinvestment and optional cash investments, whether or not the transactions are effected in open market transactions.

•	Investment Timing; Price Risks. Because the prices at which Plan shares are purchased are determined as of specified dates or as of dates otherwise beyond the control of participants, the participants may lose certain advantages otherwise available from being able to select the timing of their investment. For example, because the price charged to participants for shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased over a period of up to five business days following an investment date, participants may pay a higher price for shares purchased under the Plan than for shares purchased on the investment date outside of the Plan.

•	No Interest Pending Investment. No interest is paid on optional cash investments pending their investment in Common Stock.
Administration
     As of the date of this Prospectus, administration of the Plan, which includes enrolling new participants in the Plan, reinvesting dividends, processing optional cash investments, processing share sale requests, depositing and safekeeping Plan shares, processing requests for certificates, and issuing account statements, is handled by Wells Fargo Shareowner Services (the “Plan Administrator”). Other inquiries and notices concerning your Plan account can be handled by Merck and should be directed to:
Stockholder Services Department (WS 3AB-40)
Merck & Co., Inc.
P.O. Box 100
Whitehouse Station, NJ 08889-0100
or by telephone at 1-800-522-9114, Monday through Friday, between the hours of 7:00 a.m. and 7:00 p.m. CST.
     Participants may submit enrollment forms, certificate deposits for safekeeping, certificate withdrawal and share sale requests to the Plan Administrator at the following addresses:
General Shareowner Information

Plan Requests should be mailed to:	Certified/Overnight Mail:
Wells Fargo Shareowner Services	Wells Fargo Shareowner Services
P.O. Box 64856	161 North Concord Exchange
St. Paul, MN 55164-0856	South St. Paul, MN 55075-1139

General Information:
Fax: 1-651-450-4085
Tel: 1-800-522-9114
Tel: 1-651-554-3875 (outside the United States)
An automated voice response system is available 24 hours a day, 7 days a week.

Customer Service Representatives are available from 7:00 a.m. to 7:00 p.m. CST, Monday through Friday.

Online Access:
General Inquiries — www.wellsfargo.com/shareownerservices
Account Information — www.shareowneronline.com
     The Plan Administrator is also responsible for purchasing and selling shares of Common Stock for participants’ Plan accounts, including the selection of the broker/dealer through which Plan purchases and sales are made. Merck has no control over the times or prices at which the Plan Administrator effects transactions in the open market or the selection of the broker/dealer used by the Plan Administrator to effect open market transactions.
Forms
     Account Authorization Form. An Account Authorization Form is used to enroll in the Plan, select or change a dividend reinvestment option and, if you choose, authorize, change or terminate automatic monthly withdrawals by electronic funds transfer. You can also use this form to change your address of record. An Account Authorization Form is enclosed with this Prospectus. You may also obtain this form by contacting the Plan Administrator.
     Transaction Request Form. A Transaction Request form is used to make optional cash investments, sell your Plan shares, deposit your certificates with the Plan Administrator, discontinue or change the amount of electronic funds transfer and terminate your participation in the Plan. A Transaction Request form is attached to each account statement mailed to participants.
Eligibility
     Any person or entity, whether or not currently a registered holder of Common Stock, may participate in the Plan by enrolling in accordance with the procedures described in “Enrollment and Participation” below. Merck reserves the right to deny, modify, suspend, or terminate participation by any person or entity. See “Other Information — Denial or Termination from the Plan” on page 17.
Enrollment and Participation
     You can enroll in the Plan at any time by going online at www.shareowneronline.com or by completing an Account Authorization Form and returning the form and check to the Plan Administrator at the address set forth on the form.
     Note: Regulations in certain countries may limit or prohibit participation in this type of Plan. Accordingly, persons residing outside the United States who wish to participate in the Plan should first determine whether they are subject to any governmental regulation prohibiting their participation.
     Existing Stockholders. You can enroll by going online or by completing an Account Authorization Form. To enroll online, go to www.shareowneronline.com and click on “First Time Visitor Sign Up.” Next, simply follow the instructions found on the “First Time Visitor New Member Registration” page. You must complete an Account Authorization Form and either (a) become a stockholder of record by having shares registered in your name, or (b) become a stockholder of record by enrolling in the Plan in the same manner as a non-stockholder.
     Non-Stockholders. If you are not a registered owner of Common Stock, you can enroll online by going to www.shareowneronline.com and click on “Purchase Shares from a Direct Purchase Plan” then simply follow the instructions found on the “First Time Visitor New Investor Select a Company” page. Or, you can complete an Account Authorization Form, pay a one-time enrollment fee and an initial cash investment of at least $350. If you authorize automatic monthly cash investments, an initial investment of $50 together with a one-time enrollment fee are required. A maximum of $50,000 may be initially invested in the Plan.
     EXAMPLE 1: A non-stockholder who wishes to enroll in the Plan by making an initial investment would complete the “First Time Visitor New Investor Select a Company” page online or send the Account Authorization Form and submit a check made payable to Shareowner Services for $360 (initial investment of $350 plus $10 one-time enrollment fee).
     EXAMPLE 2: A non-stockholder who wishes to enroll in the Plan by authorizing monthly electronic investments from his savings or checking account would complete the “First Time Visitor New Investor Select a Company” page online or the Account Authorization Form INCLUDING SECTION 6 authorizing monthly investments of at least $50. The investor would include a check made payable to “Shareowner Services” in US funds and drawn on a United States bank (money orders cannot be accepted) for at least $60 to cover the one-time enrollment fee of $10 and the first optional cash investment of at least $50. All subsequent monthly optional cash investments will be electronically debited from the participant’s bank account. All monthly cash purchases made by electronic investment will be assessed a transaction fee which will be deducted from the cash investment.
INVESTMENTS
Dividends — Options
     As described below, by participating in the Plan you may have the cash dividends paid on all or a percentage of your shares of Common Stock (net of brokerage commissions and service fees as described on page 12) automatically reinvested in Common Stock on the dividend payment date. THE PAYMENT OF DIVIDENDS ON COMMON STOCK IS AT THE DISCRETION OF THE BOARD OF DIRECTORS OF MERCK & CO., INC.
     Full Dividend Reinvestment. All cash dividends on shares held in physical certificate form registered in your name, including book-entry (DRS) on the records of the Company and all cash dividends on all Plan shares credited to your account under the Plan will be used to purchase additional shares. If you elect Full Dividend Reinvestment, you will not receive cash dividends from the Company. The dividends will be reinvested.
     Partial Dividend Reinvestment. All cash dividends on a percentage of your Plan and any shares held by you in physical certificate form, including book-entry (DRS), which you specify by going online or on the Account Authorization Form, will be used to purchase additional shares. You may elect percentages from 10-90 in increments of 10 percent. If you elect Partial Dividend Reinvestment, you will receive checks from the Company for dividends, when declared and paid, only for those shares not subject to dividend reinvestment. For example, a shareowner has 90 shares registered in his name on the records of the Company and 10 Plan shares. The shareowner specifies 50 percent of his total shares subject to dividend reinvestment. When dividends are declared, all cash dividends on 50 shares (50 percent of 100 shares) will be used to purchase additional shares for his account under the Plan. You also will receive dividend checks or direct deposit of the dividends from the Company, when declared and paid, only for the 50 shares not subject to dividend reinvestment. You may change your investment option at any time by sending written notice, going online or calling Wells Fargo Shareowner Services. Notices received after a dividend record date will not be effective for that dividend.
     Cash Payments Investments Only (No Dividend Reinvestment). If you elect the “Cash Payments Only” option, then you will continue to receive, when declared and paid, by check or direct deposit, cash dividends paid on all shares of Common Stock then or subsequently held in physical certificate form registered in your name including book-entry (DRS) on the records of the Company, and on all shares of Common Stock then or subsequently held in your Plan account.
     Direct Deposit of Dividends. You can have the cash dividends you elect not to reinvest transferred directly to your bank for deposit. For electronic direct deposit of dividend funds, contact the Plan Administrator to request a Direct Deposit of Dividends Authorization Form, complete the form, and return it to the Plan Administrator. Be sure to include a voided check for checking accounts or a savings deposit slip for savings accounts. If your stock is jointly owned, all owners must sign the form.
     Dividend Payment Dates. If your Account Authorization Form is received by the Plan Administrator on or before the record date for a particular dividend, dividend reinvestment will begin with respect to dividends paid on the next dividend payment date. If your Account Authorization Form is received by the Plan Administrator after the record date, dividend reinvestment will not begin until the dividend payment date following the next record date. Dividends on Common Stock have historically been paid on the first business day of January, April, July and October. Thus, for example, to begin automatic reinvestment of a dividend expected to be paid on April 1 in a given year, the Plan Administrator should receive your Account Authorization Form by the first week in March.
     You may change your reinvestment option at any time by going online (see “Online Access” on page 5), or by calling (see “General Shareowner Information” on page 7) or sending written notice to the Plan Administrator. You may also send in optional cash investments with any of the above options.

Cash Investments
     Initial Cash Investment. If you are not a registered owner of Common Stock and are enrolling online, funds will be debited from your United States bank account. Or, you may enroll by including an initial cash investment of at least $350 with your completed form or authorize automatic monthly cash investments by electronic funds transfer of at least $50. If you include an initial cash investment with your Account Authorization Form, you must also include a one-time enrollment fee. If you elect to sign up for automatic monthly cash investments of at least $50, you must include at least $50 to cover the first initial investment along with a one-time enrollment fee. Subsequent electronic cash investments will be assessed a transaction fee which will be deducted from the investment amount. See “Enrollment and Participation” on page 7. Initial cash investments and payment of the one-time enrollment fee must be made by check payable to “Shareowner Services” in U.S. funds and drawn on a United States bank. Your check also should include your name, address, Company’s stock name and Shareowner Services account number. Money orders cannot be accepted.
     Optional Cash Investments. Participants may make optional cash investments at any time by personal check or by automatic monthly withdrawal from a designated United States bank account. Participants may vary their optional cash investments from a minimum of $50 per investment up to a maximum of $50,000 per calendar year. Initial cash investments are included in the month in which they are made for purposes of determining whether the $50,000 maximum has been reached.
     You may obtain the return of any optional cash investment upon request received by Wells Fargo Shareowner Services on or before the second business day prior to the date on which it is to be invested.
     Initial and optional cash investments are invested in shares of Common Stock net of brokerage commissions and service fees as described on page 12.
     Check. Optional cash investments made by check must be accompanied by a completed Transaction Request form or other written request. The Plan Administrator will make every effort to process your cash investment for the next investment date (Investment Dates are described below), provided that the funds are received by the Plan Administrator no later than two business days prior to the investment date for an initial cash investment and one business day prior to an investment date for optional cash payments. Otherwise, cash investments are held by the Plan Administrator for investment on the next investment date. (See definition of Cash Investments, above.) Cash investments made by check must be payable to “Shareowner Services” in U.S. funds. The Plan Administrator will not be liable for any claim arising out of failure to purchase stock on a certain date or at a specific price. This risk should be evaluated by the participant and is a risk that is borne solely by the participant. Money orders cannot be accepted.
     Electronic Funds Transfer. In addition to making optional cash investments by check, participants may authorize automatic monthly withdrawals by electronic funds transfer from designated United States bank accounts. Participants’ bank accounts are debited four business days prior to the investment date which is generally the third Tuesday or, if the third Tuesday is not a business day, the business day next following the third Tuesday of each month. Participants do not receive any confirmation of the transfer of funds other than as reflected in their monthly Plan account statements and in their bank account statements.
     To authorize automatic monthly withdrawals by electronic funds transfer, go online at www.shareowneronline.com or complete and sign the Bank Authorization Agreement section of the Account Authorization Form and return it to the Plan Administrator together with a voided blank check from a United States checking account or a deposit slip from a savings account from which funds are to be transferred. Your automatic monthly withdrawal will begin as soon as practicable after the Plan Administrator receives the Account Authorization Form. To change the amount of your automatic monthly withdrawal by electronic funds transfer or terminate your monthly transfer altogether, access your account online, complete an Account Authorization Form and return it to the Plan Administrator, or call Wells Fargo Shareowner Services. To be effective with respect to a particular investment date, your request to enroll, or to terminate automatic monthly withdrawals by electronic funds transfer, or any other changes must be received by the Plan Administrator at least fifteen business days prior to the investment date.
     Dishonored Investments. If any optional cash contribution, including payments by check or automatic monthly withdrawal by electronic funds transfer, is returned for any reason, the Plan Administrator will remove from the participant’s account any shares purchased upon prior credit of such funds, and will sell these shares.

     The Plan Administrator may sell other shares in the account to recover a returned funds fee for each optional cash contribution returned unpaid for any reason or any rejected automatic bank withdrawal and may sell additional shares as necessary to cover any market loss incurred by the Plan Administrator.
     During the period from the time that an optional cash investment is received by the Plan Administrator, until invested in Common Stock, the collected funds in the possession of the Plan Administrator may be invested in certain Permitted Investments. For purposes of this Plan, “Permitted Investments” means any money market mutual funds registered under the Investment Company Act of 1940, as amended, (including those of an affiliate of the Plan Administrator or for which the Plan Administrator or any of its affiliates provides management advisory or other services) consisting entirely of (i) direct obligations of the United States of America; or (ii) obligations fully guaranteed by the United States of America. The risk of any loss from such Permitted Investments is the responsibility of the Plan Administrator, and the Plan Administrator retains any investment income from the Permitted Investments.
Investment Dates
     Dividend Reinvestment. Cash dividends are expected to be reinvested on the applicable dividend payment date or, if the dividend payment date is not a business day, the business day next following the dividend payment date.
     Initial and Optional Cash Investments. Initial and optional cash investments are expected to be made on (a) Tuesday of each week or, if Tuesday is not a business day, the business day next following Tuesday or (b) in any week in which a cash dividend is paid, the dividend payment date or, if the dividend payment date is not a business day, the business day next following the dividend payment date.
     NO INTEREST IS PAID ON FUNDS HELD BY THE PLAN ADMINISTRATOR PENDING THEIR INVESTMENT IN COMMON STOCK. ALL OPTIONAL CASH INVESTMENTS, INCLUDING THE INITIAL CASH INVESTMENT, ARE SUBJECT TO THE COLLECTION BY THE PLAN ADMINISTRATOR OF FULL FACE VALUE IN U.S. FUNDS.
     Source of Shares. Shares purchased by participants under the Plan are acquired in the open market, negotiated transactions, or purchased from treasury or new issue Common Stock that Merck has registered under the Securities Act. The Plan Administrator purchases shares in the open market or in negotiated transactions as soon as practicable (but in no event more than five business days) after the applicable investment date, subject to any waiting periods required under applicable securities laws or stock exchange regulations. Merck determines the source or sources of shares used to fulfill Plan requirements and, subject to certain regulatory restrictions on the frequency with which it can change its determination, may change such determination from time to time without notice to Plan participants. Merck expects that generally all Plan purchases will be effected in open market transactions.
     Price of Shares. The price per share of treasury or new issue Common Stock is the average of the high and low sale prices of the Common Stock (as reported on the New York Stock Exchange Composite Tape) on the applicable investment date or, if the New York Stock Exchange is closed on the investment date, on the next preceding day the New York Stock Exchange is open. The price of shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased for the applicable investment date. All purchases will be made within five business days of an investment date, or the next business day, if the market is closed on an investment date. Because the prices at which shares are purchased under the Plan are determined as of specified dates or as of dates otherwise beyond the control of participants, the participants may lose any advantage otherwise available from being able to select the timing of their investment.
Brokerage Commissions, Service Fees and Other Costs
     Account Set-up. Persons who are not registered holders of Common Stock, including persons authorizing automatic monthly cash investments by electronic funds transfer, are charged a one-time enrollment fee. Please note: As mentioned earlier in this Prospectus, a one-time enrollment fee will be assessed on all initial investments made online or by check. The fee must be paid by check in U.S. funds and is due at the time of enrollment. The fees must be added to the minimum initial cash investment of $350. A cash investment fee of $2 is assessed on all monthly optional cash investments made by electronic bank transfer. See “Transaction and Plan Service Fees.”
     Brokerage Commissions. In addition to the service fees discussed below, participants pay a brokerage commission for each share of Common Stock purchased or sold for their Plan account in open market transactions, even if a purchase or sale order is used to offset another Plan order. Merck expects that generally all Plan purchases and sales will be effected in open market transactions. Brokerage commissions payable with respect to Plan purchases are deducted from the amount invested on behalf of participants. Brokerage commissions payable with respect to Plan sales are deducted from the proceeds payable to participants. See “Transaction and Plan Service Fees” for the amount of brokerage commissions assessed.
     Service Fees. For each dividend reinvestment transaction, each optional cash investment made by check, and for each optional cash investment made by automatic monthly withdrawal by electronic funds transfer, participants pay a service fee. Dividend reinvestment and optional cash investment service fees are in addition to brokerage commissions and are deducted from the amount invested on behalf of participants. Participants pay a service fee in connection with sales of Plan shares. The service fee is in addition to brokerage commissions and is deducted from the proceeds payable to the selling participant. See “Transaction and Plan Service Fees” for the amounts assessed.
     Commissions and Fees Subject to Change. The Plan Administrator may change from time to time the amount of commissions and fees charged participants upon 30 days’ prior notice to participants.
Account Statements
     The Plan Administrator maintains an account for each Plan participant and sends account statements to each participant as soon as practicable after (1) each quarterly dividend reinvestment, (2) each weekly optional cash investment, or (3) after any transfer, sale or withdrawal of Plan shares, as applicable. The account statements provide participants with records of their purchases and sales and should be retained for tax purposes.
Share Certificates
     Plan purchases are credited to each participant’s account and shown on the participant’s account statement. Participants do not receive certificates for their Plan shares unless requested. This protects against loss, theft or destruction of stock certificates and reduces Merck’s administrative costs associated with the Plan. Participants may obtain certificates for some or all full Plan shares at any time by submitting a written request to the Plan Administrator or contacting the Plan Administrator via phone. Any remaining full and fractional shares continue to be credited to participant’s accounts. Certificates for fractional shares are not issued under any conditions.
Share Safekeeping
     At any time beginning with enrollment in the Plan, participants may deposit with the Plan Administrator certificates representing shares of Common Stock, whether or not the shares were acquired under the Plan, at no cost to participants. To use this service, participants must send their certificates to the Plan Administrator with a properly completed Transaction Request form, other written request, or by completing an Account Authorization Form if you are a first time investor. Shares represented by certificates deposited with the Plan Administrator are credited to participant’s accounts and thereafter are treated as if acquired under the Plan. Participants are responsible for maintaining their own records of the cost basis of certificated shares deposited with the Plan Administrator. Beneficial owners of Common Stock registered in street or other nominee name may in certain cases be able to electronically transfer their shares from their existing account to a Plan account. Beneficial owners who want to take advantage of this service should contact the Plan Administrator to obtain transfer instructions.
     Merck strongly recommends that participants use registered mail to send their physical certificates to the Plan Administrator, insuring the certificates for 3 percent of the current market value of the shares represented thereby. In any case, participants bear the full risk of loss, regardless of the method used, in the event the certificates are lost.
PARTICIPANTS SHOULD NOT ENDORSE THEIR CERTIFICATES PRIOR TO MAILING.
Share Transfers within the Plan
     Plan shares also may be transferred to a Plan account of another person subject to compliance with any applicable laws. To do this, participants must complete an executed Stock Power form and return it to the Plan Administrator. The signature of the transferring participant on the Stock Power form must be medallion guaranteed by an eligible financial institution. The medallion guarantee cannot be dated. Stock Power forms can be obtained from the Plan Administrator. If the person to whom the shares are gifted or transferred is not a participant in the Plan, the Plan Administrator will automatically open an account for the person and enroll him or her in the Plan.
     Participants may not pledge or grant a security interest in Plan shares or transfer Plan shares outside of the Plan unless certificates representing the shares have been issued by the Plan Administrator.

     If you request to transfer all shares in your Plan account between a dividend record date and payable date, your transfer request will be processed; however, your Plan account will not be terminated. You may receive additional dividend reinvestment shares which will require you to submit a written request to transfer the additional shares.
Sale of Shares
     If submitting a request to sell all or part of your Plan shares and you request net proceeds to be automatically deposited to a United States bank checking or savings account, you must provide a voided blank check for a checking account or a blank savings deposit slip for a savings account. If you are unable to provide a voided check or deposit slip, your written request must have your signature(s) medallion guaranteed by an eligible financial institution for direct deposit. The medallion guarantee cannot be dated. Requests for automatic deposit of sale proceeds that do not provide the required documentation cannot be processed as requested and a check for the net proceeds will be issued. Your notice to Wells Fargo Shareowner Services should specify the number of full Plan shares to be sold. All authorized signers are to sign their written request as their signatures appear on their account statement. If the current market value of the shares requested to be sold is $25,000 or less and the participant has previously authorized automated privileges, a participant may sell Plan shares by contacting the Plan Administrator via phone or by going online. The Plan Administrator may match or offset participants’ sales orders against one or more purchase orders of other participants in the Plan. If not offset, the Plan Administrator executes the order on behalf of the participant in the open market or in negotiated transactions. The Plan Administrator may sell Plan shares to Merck. After settlement of the sale, the Plan Administrator will send the participant a check for the net proceeds of the sale, and, in cases where all Plan shares are sold, the account will be terminated. The proceeds received by the participant are based on the weighted average price at which the shares were sold less brokerage commissions and service fees charged by the Plan Administrator. See “Transaction and Plan Service Fees” for the amounts assessed.
     The Plan Administrator will make every effort to process your sale order on the next business day following receipt of your properly completed request (sale requests involving multiple transactions may experience a delay). The Plan Administrator will not be liable for any claim arising out of failure to sell stock on a certain date or at a specific price. This risk should be evaluated by the participant and is a risk that is borne solely by the participant.
Termination
     Participants may terminate their participation in the Plan by submitting the appropriate information on a Transaction Request form or by submitting a written request to the Plan Administrator. If the current market value of a participant’s Plan account is $25,000 or less and the participant has previously authorized automated privileges, a participant may terminate his or her participation in the Plan by contacting the Plan Administrator via phone or by going online at www.shareowneronline.com. If your request to terminate your participation in the Plan is received on or after the dividend record date but before the dividend payment date, your termination will be processed as soon as practicable and a separate dividend check will be sent to you. Future dividends will be paid in cash, unless you rejoin the plan. In addition, termination requests of participants making optional cash investments by automatic monthly withdrawal by electronic funds transfer must be received by the Plan Administrator at least 15 business days prior to the scheduled investment date to ensure that the request is effective as to the next optional cash investment.
     Upon termination of participation in the Plan, unless the participant has requested on the Transaction Request form or other written request that some or all Plan shares be sold, the Plan Administrator will convert, as requested, all full Plan shares to book-entry (DRS) or if specifically requested send the participant a certificate representing the number of full shares in the participant’s Plan account and a check in the amount of the market value of those shares, minus service fees and brokerage commissions of any fractional share. If a participant so requests on the Transaction Request form or other written request, the Plan Administrator will sell all Plan shares on behalf of the participant. After settlement of the sale, the Plan Administrator will send the participant a check in the amount of the net proceeds of the sale (plus the market value of any fractional Plan share minus service fees and brokerage commissions). The net proceeds received by the participant are based on the weighted average price at which the shares were sold less brokerage commissions and any fee charged by the Plan Administrator. See “Transaction and Plan Service Fees” for the amounts assessed.
     After termination, previous participants may re-enroll in the Plan by complying with enrollment procedures (see “Enrollment and Participation”). In order to minimize unnecessary Plan administrative costs and to encourage use of the Plan as a long-term investment vehicle, Merck reserves the right to deny participation in the Plan to previous participants who Merck or the Plan Administrator believe have been excessive in their enrollment and termination.

OTHER INFORMATION
Stock Dividends and Stock Splits
     Any shares distributable to Plan participants as a result of stock dividends or stock splits by Merck will be credited to the participant’s account and not mailed or delivered directly to the participant. The participant, however, may request that Merck issue certificates for such stock dividends or split shares once they are added to the participant’s account (see “Share Certificates” on page 12). If a participant sends notice of termination or a request to sell to the Plan Administrator between the record date and the payable date for a stock distribution, the request will not be processed until the stock distribution is credited to the participant’s account.
Dividend and Voting Rights
     Dividend and voting rights of shares purchased under the Plan commence upon settlement of the transaction, which normally is three business days after purchase. Shares of Common Stock purchased on or within two business days prior to a dividend record date are considered “ex-dividend” and therefore not entitled to payment of that dividend.
Voting of Plan Shares
     For each meeting of stockholders, participants receive proxy materials that allow them to vote their Plan shares by proxy, online, by telephone, or in person at the Annual Meeting of Stockholders.
Limitation of Liability
     In administering the Plan, neither Merck, the Plan Administrator nor any broker/dealer selected by the Plan Administrator to execute purchases and sales on behalf of Plan participants is liable for any good faith act or good faith omission to act, including but not limited to any claim of liability:
•	arising out of the failure to terminate a participant’s account upon such participant’s death prior to receipt of a notice in writing of such death,

•	with respect to the prices or times at which Merck shares are purchased or sold, or

•	as to the value of the Merck shares acquired for participants.
     Participants selling shares should be aware that the share price of Common Stock may fall or rise during the period between a request for sale, its receipt by the Plan Administrator, and the ultimate sale in the open market. Participants should evaluate these possibilities while deciding whether and when to sell any shares through the Plan. The price risk will be solely the responsibility of the participant.
     The Plan Administrator is acting solely as agent of the Company and owes no duties, fiduciary or otherwise, to any other person by reason of this Plan, and no implied duties, fiduciary or otherwise, shall be read into this Plan. The Plan Administrator agrees to perform such duties and only such duties as are expressly set forth in this Prospectus, to be performed by it, and no implied covenants or obligations shall be read into this Plan against the Plan Administrator or the Company.
     In the absence of negligence or willful misconduct on its part, the Plan Administrator, whether acting directly or through agents or attorneys, will not be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the performance of its duties hereunder. In no event will the Plan Administrator be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), even if the Plan Administrator has been advised of the likelihood of such loss or damage and regardless of the form of action.
     The Plan Administrator will not be required to and shall make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own. Additionally, the Plan Administrator will not be obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.
     The Plan Administrator will not be responsible or liable for any failure or delay in the performance of its obligations under this Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation the circumstances described in the following list, it being understood that the Plan Administrator shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances:

•	acts of God;

•	earthquakes;

•	fires;

•	floods;

•	wars;

•	civil or military disturbances;

•	sabotage;

•	epidemics;

•	riots;

•	interruptions, loss or malfunctions of utilities;

•	computer (hardware or software) or communications services;

•	accidents;

•	labor disputes;

•	acts of civil or military authority or governmental actions.
     Merck reserves the right to interpret and regulate the Plan as it deems necessary or advisable in connection with the Plan’s operations.
Modification or Termination of the Plan
     Merck may suspend, modify or terminate the Plan at any time in whole or in part or with respect to participants in certain jurisdictions. Notice of such suspension, modification or termination will be sent to all affected participants. No such event will affect the amount of any shares then credited to a participant’s account. Upon any whole or partial termination of the Plan by the Company, (1) each affected participant will have their full Plan shares converted to book-entry (DRS), and (2) will receive a check less service fees and broker commissions in the amount of the market value of any fractional Plan share.
Denial or Termination from the Plan
     At the direction of Merck, the Plan Administrator may terminate participation in the Plan if the participant does not own at least one full share in the participant’s name or held through the Plan. If a participant’s account is terminated because the participant does not own at least one full share, the fractional share will be sold and a check for the proceeds will be mailed to the address on record. The service fees and brokerage commission normally applied to sales will be waived if the account is terminated by the Plan Administrator due to insufficient share balance.
     Merck reserves the right to deny, modify, suspend, or terminate participation in the Plan by otherwise eligible persons to the extent Merck deems it advisable or necessary in its discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. Participants whose participation in the Plan is terminated, other than as described in the above paragraph, (1) will have their full plan shares converted to book-entry (DRS), and (2) will receive a check less any service fees and broker commissions in the amount of the market value of any fractional Plan share.
Broker Selection
     The Plan Administrator is authorized to choose a broker/dealer, including an affiliated broker/dealer, at its sole discretion to facilitate purchases and sales of Common Stock by Plan participants. The Plan Administrator will furnish the name of the registered broker/dealer, including any affiliated broker/dealer, utilized in share transactions within a reasonable time upon written request from the participant.

U.S. FEDERAL INCOME TAX INFORMATION
     THE INFORMATION SET FORTH BELOW SUMMARIZES CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN. THE INFORMATION IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL SUCH CONSEQUENCES, NOR IS IT INTENDED TO BE A DESCRIPTION OF ANY KIND OF THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN. THE DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES MAY BE AFFECTED BY FUTURE LEGISLATION, IRS RULINGS AND REGULATIONS AND/OR COURT DECISIONS. FOR THAT REASON, PARTICIPANTS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES, AS WELL AS THE STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES, OF PARTICIPATION IN THE PLAN.
Federal Income Tax Consequences
     Dividend Income. Reinvested dividends are treated for federal income tax purposes in the same manner as if the participant had received the dividends in cash on the applicable dividend payment date.
     Cost Basis of Shares. For federal income tax purposes, the cost basis of shares purchased with reinvested dividends or optional cash investments is the purchase price of the shares.
     Gains and Losses from the Sale of Shares. Participants do not realize any taxable income from the issuance of certificates representing Plan shares. Participants may realize gain or loss, however, at the time the shares are sold by the Independent Agent or by the participants after withdrawal of the shares from the Plan. The amount of realized gain or loss, if any, is based on the difference between the amount the participant receives for the shares and the cost basis of the shares.
     IRS Reports. The Plan Administrator reports dividend income to participants and the IRS on Form 1099-DIV. The Plan Administrator reports the proceeds from the sale of Plan shares to the selling participants and the IRS on Form 1099-B.
Dividends Subject to Withholding
     A participant’s dividends are subject to federal withholding if the participant fails to provide a taxpayer identification number to the Plan Administrator. Dividends of participants residing in certain foreign countries may also be subject to federal withholding. In any case in which federal income taxes are required to be withheld, the Plan Administrator reinvests an amount equal to the dividends less the amount of tax withheld. For IRS reporting purposes, the amount of the dividend withheld is included in the dividend income.
USE OF PROCEEDS
     The proceeds from the sales of treasury or new issue Common Stock pursuant to the Plan, if any, would be used for general corporate purposes. Merck has no basis for estimating either the number of shares of Common Stock that will ultimately be sold pursuant to the Plan or the prices at which such shares will be sold. Merck expects that generally all Plan purchases and sales will be effected in open market transactions.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

TRANSACTION AND PLAN SERVICE FEES

Account Set-up	$ 10
One-time enrollment fee for non-stockholders

Optional Cash Investments by check	$ 5
Fee is assessed on each investment mailed to the administrator — if multiple investments are made for one investment date, a $5 fee will be charged for each optional cash investment processed for that investment date.

Optional Cash Investments by electronic funds transfer	$ 2

Dividend Reinvestment (per dividend reinvested)	4% of the dividend to be reinvested, or
The fee is deducted from the dividend amount.	$ 2, whichever is smaller

Sales (full or partial)	$ 5
Fee is assessed for each sale request — the sale fee and brokerage commissions are deducted from the sale proceeds.

Brokerage Commissions	$.01 per share purchased or sold
Brokerage commissions apply to all share purchases and sales, including dividend reinvestment.

Returned Funds Fee	$ 25 per item
Fee for returned checks or rejected automatic bank withdrawals.
Copies of Prior Year Account Statements
•	The cost for copies of statements for the current ten years is $10.

•	The cost for copies of statements prior to the current ten years is $10 per year.
The following services are provided at no cost to the participant:
•	Certificate withdrawal requests,

•	Safekeeping of Plan shares,

•	Full or partial transfer of Plan shares,

•	Copies of account statements for the current year.

TABLE OF CONTENTS

Prospectus — Merck Stock Investment Plan	1
Available Information	2
Incorporation of Certain Documents by Reference	2
Merck	3
Direct Registration	3
Electronic Share Movement	4
Description of the Plan	4
Purposes	4
Commencement	4
Features	4
Considerations	6
Administration	6
General Shareowner Information	7
Forms	7
Eligibility	7
Enrollment and Participation	7
Investments	8
Dividends — Options	8
Cash Investments	9
Investment Dates	11
Brokerage Commissions, Service Fees and Other Costs	12
Account Statements	12
Share Certificates	12
Share Safekeeping	13
Share Transfers within the Plan	13
Sale of Shares	13
Termination	14
Other Information	15
Stock Dividends and Stock Splits	15
Dividend and Voting Rights	15
Voting of Plan Shares	15
Limitation of Liability	15
Modification or Termination of the Plan	16
Denial or Termination from the Plan	17
Broker Selection	17
US Federal Income Tax Information	17
Federal Income Tax Consequences	17
Dividends Subject to Withholding	18
Use of Proceeds	18
Experts	18
Transaction and Plan Service Fees	19
     Neither the delivery of this Prospectus nor any sales hereunder shall under any circumstances create any implication that there has been no change in the affairs of Merck & Co., Inc. (“Merck”) since the date hereof. No dealer, broker, sales representative or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering contained in this Prospectus, and information or representations not herein contained, if given or made, must not be relied upon as having been authorized by Merck. This Prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made.

Stock Investment Plan
CUSIP # 589331 10 7
PROSPECTUS
January 17, 2007